UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HUDSON TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

HUDSON TECHNOLOGIES, INC.

(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

444144-10-9

(CUSIP Number of Class of Securities

Kevin J. Zugibe

Chairman and Chief Executive Officer

Hudson Technologies, Inc.

275 North Middletown Road

Pearl River, New York 10965

(845) 735-6000

(Name, Address and Telephone Number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert J. Mittman, Esq.

Ethan Seer, Esq.

Blank Rome LLP

405 Lexington Avenue

New York, New York 10174

Telephone: (212) 885-5000

Telecopier: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,307,488	$41.00

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,167,400 shares of common stock at the tender offer price of $1.12 per share. The fee has been previously paid.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form of Schedule and the date of its filing.
Amount Previously Paid:	$41.00	Filing Party:	Hudson Technologies, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 29, 2007

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the state relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4

[   ] going-private transaction subject to Rule 13e-3

[   ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

INTRODUCTION

This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 29, 2007 by Hudson Technologies, Inc., a New York corporation (the "Company" or "we"), relating to the Company's offer to purchase up to 1,167,400 shares of its Common Stock, par value $0.01 per share, at a price of $1.12 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2007 (the "Offer to Purchase"), a copy of which was previously filed as Exhibit (a)(1)(A) to the Company's Schedule TO, and in the Letter of Transmittal (the "Letter of Transmittal"), a copy of which was previously filed as Exhibit (a)(1)(B) to the Company's Schedule TO.

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment No. 1 by reference in answer to items 1 through 12 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

(1) The Offer to Purchase is hereby amended and supplemented as follows to clarify that "Odd Lot Holders" shall be those persons who own beneficially or of record fewer than 100 shares of the Company's Common Stock and to clarify certain language regarding conditional tenders:

(a) In the Summary Term Sheet section of the Offer to Purchase, the last question on page 8 and the first two questions on page 9 will be amended to read as follows:

"What happens if more than 1,167,400 shares are tendered at the purchase price?

If more than 1,167,400 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares as follows:

first, all "odd lots" of fewer than 100 shares from holders who properly tender all of their shares at the purchase price determined in the Tender Offer and who do not properly withdraw them before the Expiration Time;

second, from all other shareholders who properly tender up to 25% of all of their shares in the Tender Offer and who do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied).

Because of the "odd lot" priority, proration and conditional tender provisions described below, we may not purchase all of the shares that you tender. See Section 1.

If I own fewer than 100 shares, how many shares may I tender, and will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate, you may tender all of these shares. If you properly tender all of your shares and do not properly withdraw them before the Expiration Time, and you complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares tendered without subjecting them to the further proration procedure. See Section 1.

If I own 100 or more shares, how many shares may I tender, and will I be subject to proration?

If you own beneficially or of record 100 or more shares you may tender up to 25% of these shares. If you properly tender up to 25% of your shares and do not properly withdraw them before the Expiration Time, and you complete the section entitled "certification" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares tendered and eligible on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied). See Section 1."

(b) The last two paragraphs on page 15 (Section 1) of the Offer to Purchase are revised to read as follows:

"Odd Lots. The term "odd lots" means all shares properly tendered prior to the Expiration Time and not properly withdrawn by any person (an "Odd Lot Holder") who owns beneficially or of record fewer than 100 shares in the aggregate and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

To qualify for this priority, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. "Odd lots" will be accepted for payment before any proration of the purchase of other tendered shares. This priority is not available to partial tenders or to beneficial or record holders of 100 or more shares in the aggregate, even if these holders have separate accounts or certificates representing less than 100 shares. By tendering in the Tender Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would also avoid any applicable odd lot discounts in a sale of the holder's shares. Any Odd Lot Holder wishing to tender all of its shares pursuant to the Tender Offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery."

(c) The last sentence on page 25 of the last paragraph of Section 6 of the Offer to Purchase is amended to read as follows:

"To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered 25% of all of their shares held."

(2) In addition to the foregoing changes to the Offer to Purchase the exhibits described below are amended as follows:

(a) The reference to "Odd Lots" under the first box of Instruction 6 to the form of the Letter of Transmittal, previously filed as Exhibit (a)(1)(B), is amended to read as follows: "is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered: or"

(b) The sentence containing the definition of "Odd Lots" in the form of the Letter to Clients, previously filed as Exhibit (a)(1)(D) to the Company's Schedule TO, is amended to read as follows: "First, Hudson will purchase all shares tendered by any stockholders who own beneficially or of record, an aggregate of fewer than 100 shares ("Odd Lots") who:"

(c) The sentence after the first box under the caption "Odd Lots" contained in the Notice of Guaranteed Delivery, previously filed as Exhibit (a)(1)(F) to the Company's Schedule TO, is amended to read as follows: "Is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered; or"

(3) Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
(a)(1)(I)	Supplemental Letter of Hudson Technologies , Inc., to eligible participants in the Tender Offer

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDSON TECHNOLOGIES, INC.
/s/ Stephen P. Mandracchia
Name: Stephen P. Mandracchia
Title: Vice President Legal & Regulatory

Date: July 3, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)* Offer to Purchase, dated June 29, 2007

(a)(1)(B)* Form of Letter of Transmittal

(a)(1)(C)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)* Form of Letter to Clients

(a)(1)(E)* Form of Letter to Hudson Technologies, Inc. 401(K) Participants

(a)(1)(F)* Notice of Guaranteed Delivery

(a)(1)(G)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(H)* Press Release dated June 29, 2007

(a)(1)(I) Supplemental Letter of Hudson Technologies, Inc., to eligible participants in the Tender Offer

(b)(1)* Amended and Restated Loan Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.

(b)(2)* Mortgage and Security Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.

(b)(3)* Amended and Restated Revolving Note, dated June 26, 2007

(b)(4)* Amended and Restated Term Note A, dated June 26, 2007

(b)(5)* Term Note B, dated June 26, 2007

(c) Not Applicable

(d) Not Applicable

(e)(1)* Stock Purchase Agreement between Hudson Technologies, Inc. and Flemings Funds, dated June 28, 2007

(e)(2)* Stock Purchase Agreement between Fleming Funds and Kevin J. Zugibe, dated June 28, 2007

(e)(3)* Stock Purchase Agreement between Fleming Funds and Stephen P. Mandracchia, dated June 28, 2007

(e)(4)* Stock Purchase Agreement between Fleming Funds and Brian F. Coleman, dated June 28, 2007

(e)(5)* Stock Purchase Agreement between Fleming Funds and James R. Buscemi, dated June 28, 2007

(e)(6)* Stock Purchase Agreement between Fleming Funds and Joseph Longo, dated June 28, 2007

(f) Not Applicable

(g) Not Applicable

(h) Not Applicable

_______________

* Previously filed with the initial Schedule TO as filed with the SEC on June 29, 2007.

Exhibit (a)(1)(I)

Supplement to Offer to Purchase dated June 29, 2007 for Cash up to 1,167,400 Shares of Common Stock of Hudson Technologies, Inc. at a Purchase Price of

$1.12 Per Share

______________________________________

The Offer to Purchase, dated June 29, 2007, the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Tender Offer") and related exhibits to the Schedule TO of Hudson Technologies, Inc. ("Company") relating to the Company's offer to purchase up to 1,167,400 shares of its Common Stock are hereby amended to clarify that, for purposes of the Tender Offer and the related exhibits to the Company's Schedule TO, including but not limited to the Letter of Transmittal, an "Odd Lot Holder" is a holder of the Company's Common Stock who owns beneficially or of record an aggregate of fewer than 100 shares.

July 2, 2007